UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 5)*




                        ASPECT COMMUNICATIONS CORPORATION
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                                (NAME OF ISSUER)


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
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                         (TITLE OF CLASS OF SECURITIES)


                                    04523Q102
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                                 (CUSIP NUMBER)


                                 ROBERT F. SMITH
                         C/O VISTA EQUITY PARTNERS, LLC
                        150 CALIFORNIA STREET, 19TH FLOOR
                         SAN FRANCISCO, CALIFORNIA 94111
                                 (415) 765-6500

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            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS)



                                SEPTEMBER 22, 2005
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             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D                                                         Page 2 of 6
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CUSIP NO. 04523Q102
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1.    Name of Reporting Persons:             I.R.S. Identification No(s). of
                                             above person(s) (entities only):
           Vista Equity Fund II, L.P.
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2.    Check the Appropriate Box if a Member of a Group (See Instructions):
      (a) [_]
      (b) [_]
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3.   SEC USE ONLY:

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions):

           WC
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5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e):

           [_] Not Applicable
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization:

           Cayman Islands
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   Number of     7.    Sole Voting Power:
    Shares
 Beneficially             0
   Owned by      ---------------------------------------------------------------
     Each        8.    Shared Voting Power:
  Reporting
    Person                0
     With:       ---------------------------------------------------------------
                 9.    Sole Dispositive Power:

                          0
                 ---------------------------------------------------------------
                 10.   Shared Dispositive Power:

                          0
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

           0
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

           [_] Not Applicable
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11):

           0%
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14.  Type of Reporting Person (See Instructions):

           PN
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

SCHEDULE 13D                                                         Page 3 of 6
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CUSIP NO. 04523Q102
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1.    Name of Reporting Persons:             I.R.S. Identification No(s). of
                                             above person(s) (entities only):
           VEFIIGP, LLC
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group (See Instructions):
      (a) [_]
      (b) [_]
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3.   SEC USE ONLY:

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions):

           AF
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5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e):

           [_] Not Applicable
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization:

           Delaware
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   Number of     7.    Sole Voting Power:
    Shares
 Beneficially             0
   Owned by      ---------------------------------------------------------------
     Each        8.    Shared Voting Power:
  Reporting
    Person                0
     With:       ---------------------------------------------------------------
                 9.    Sole Dispositive Power:

                          0
                 ---------------------------------------------------------------
                 10.   Shared Dispositive Power:

                          0
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

           0
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

           [_] Not Applicable
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11):

           0%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions):

           OO, HC
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
SCHEDULE 13D                                                         Page 4 of 6
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--------------------------------------------------------------------------------
CUSIP NO. 04523Q102
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1.    Name of Reporting Persons:             I.R.S. Identification No(s). of
                                             above person(s) (entities only):
           Robert F. Smith
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group (See Instructions):
      (a) [_]
      (b) [_]
--------------------------------------------------------------------------------
3.   SEC USE ONLY:

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions):

           AF
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

           [_] Not Applicable
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization:

           United States
--------------------------------------------------------------------------------
   Number of     7.    Sole Voting Power:
    Shares
 Beneficially             0
   Owned by      ---------------------------------------------------------------
     Each        8.    Shared Voting Power:
  Reporting
    Person                0
     With:       ---------------------------------------------------------------
                 9.    Sole Dispositive Power:

                          0
                 ---------------------------------------------------------------
                 10.   Shared Dispositive Power:

                          0
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

           0
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

           [_] Not Applicable
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11):

           0%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions):

           IN, HC
--------------------------------------------------------------------------------

SCHEDULE 13D                                                         Page 5 of 6
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         The statement on Schedule 13D previously filed on January 30, 2003, as amended by Amendment No. 1, filed on February 18, 2004 ("Amendment No. 1"), Amendment No. 2, filed on July 2, 2004 ("Amendment No. 2"), Amendment No. 3, filed on July 5, 2005 ("Amendment No. 3") and Amendment No. 4, filed on August 15, 2005 ("Amendment No. 4"), by Vista Equity Fund II, L.P. ("Vista"), VEFIIGP, LLC ("VEFIIGP") and Robert F. Smith ("Mr. Smith" and, together with Vista and VEFIIGP, the "Reporting Persons") with respect to shares of Common Stock, par value $0.01 per share (the "Common Stock") of Aspect Communications Corporation (the "Issuer") is hereby further amended and supplemented. Except as amended and supplemented by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and hereby, the original statement on Schedule 13D remains in full force and effect. Defined terms used in this Amendment No. 5 and not defined herein shall have the meanings ascribed to them in the original statement on Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3 or Amendment No. 4.

ITEM 4. PURPOSE OF TRANSACTION

         On September 22, 2005, in connection with the consummation of the transactions contemplated by the Merger Agreement, Vista disposed of (i) 17,777,777 shares of Common Stock previously held by it in exchange for cash at $11.60 per share of Common Stock and (ii) 10,000 shares of Series B Preferred Stock previously held by it in exchange for cash at $5,155.5555 per share of Series B Preferred Stock.

         In addition, on the same date, Mr. Smith disposed of an aggregate of 9,795 shares of Common Stock previously acquired by him in exchange for cash at $11.60 per share of Common Stock. These shares were acquired in accordance with the terms of the Issuer's Annual Retainer Compensation Plan in connection with Mr. Smith's position as a director of the Issuer, which he resigned from effective as of September 22, 2005. The stock options previously granted to Mr. Smith in connection with Mr. Smith's position as a director of the Issuer were also disposed of on September 22, 2005 pursuant to the terms of the Merger Agreement.

         Following the consummation of the transactions contemplated by the Merger Agreement on September 22, 2005, the Issuer terminated the registration of the Common Stock under Section 12(g) of the Securities Exchange Act of 1934, as amended.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         Following the consummation of the transactions contemplated by the Merger Agreement on September 22, 2005, none of the Reporting Persons beneficially owns any securities of the Issuer.

SCHEDULE 13D                                                         Page 6 of 6
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                                   SIGNATURES

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: September 27, 2005

                                        VISTA EQUITY FUND II, L.P.
                                        By:  VEFIIGP, LLC, its Managing General
                                             Partner

                                        By: /s/ Robert F. Smith
                                            ------------------------------------
                                            Name:  Robert F. Smith
                                            Title: Managing Member


                                        VEFIIGP, LLC

                                        By: /s/ Robert F. Smith
                                            ------------------------------------
                                            Name:  Robert F. Smith
                                            Title: Managing Member


                                        ROBERT F. SMITH

                                            /s/ Robert F. Smith
                                            ------------------------------------